Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 2, 2007
Relating to Preliminary Prospectus dated October 26, 2007
Registration No. 333-143817
Registration No. 333-147134
ISSUER FREE WRITING PROSPECTUS
PRICING TERM SHEET

Issuer	Synthesis Energy Systems, Inc. (the “Company”)

Offering price per share	$9.00

Common stock offered to the public	Up to 4,835,000 shares

Common stock to be purchased directly by AEI	1,750,000 shares

Common stock outstanding after the offering	37,052,515 shares

Use of proceeds
Estimated net proceeds from this offering (including the purchase of common stock by AEI) will be approximately $55,497,231, after deducting the placement agent’s fees, estimated offering expenses and the non-accountable expense allowance payable to the placement agent. Net proceeds of this offering (including the purchase of common stock by AEI) will be used for equity investments in the Golden Concord project, as well as future projects that the Company may enter into, including the YIMA project and co-development projects with AEI and CONSOL, to fund working capital and for general corporate purposes.

Nasdaq symbol	SYMX

Trade date	November 8, 2007

Closing date	November 8, 2007

First day of trading on the Nasdaq Stock Market	November 2, 2007
     The number of shares of common stock outstanding after the offering is based upon the number of shares outstanding as of October 19, 2007, and except as otherwise noted, excludes 5,682,500 shares of common stock reserved for issuance upon the exercise of options granted or available under stock incentive plan with a weighted average exercise price of $3.50 per share.

CAPITALIZATION
     The following table sets forth capitalization as of June 30, 2007:
•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of shares of common stock in this offering to the public and the purchase of common stock by AEI and the application of the estimated net proceeds from this offering (including the purchase of common stock by AEI) after deducting the placement agent’s fees, estimated offering expenses and the non-accountable expense allowance payable to the placement agent.
     This table should be read in conjunction with the information under “Use of Proceeds” and “Plan of Operations,” the Company’s audited consolidated financial statements for the years ended June 30, 2006 and 2007 and related notes and other financial information included elsewhere in the prospectus relating to this offering.

	As of June 30, 2007
	Actual		As Adjusted(1)
	(Unaudited)

Cash and cash equivalents	$6,202,628	(2)	$61,699,859	(2)

Total debt:
Long term bank loan	12,080,625		12,080,625

Total debt	12,080,625		12,080,625
Minority interest	454,800		454,800
Stockholder’s equity:
Common stock, $.01 par value, 100,000,000 shares authorized, 30,187,615 shares issued and outstanding actual and 36,772,615 shares issued and outstanding as adjusted(3)	301,876		367,726
Additional paid-in capital	37,300,927		92,732,308
Deficit accumulated during development stage	(18,683,162)		(18,683,162)
Accumulated other comprehensive income	175,224		175,224

Total stockholders’ equity	$19,094,865		$74,592,096

Total capitalization	$31,630,290		$87,127,521

(1)	Assumes payment to the placement agent of a fee of $.405 per share for the first 2,088,334 shares placed by the placement agent and $.63 per share for all other placed shares.

(2)	Excludes $11.1 million which is restricted for use to pay for construction and equipment costs related to Hai Hua project.

(3)	Excludes 278,000 shares of common stock issued to GTI on September 25, 2007.

DILUTION
     Our reported net tangible book value as of June 30, 2007 was $17,823,104, or $0.59 per share of common stock, based upon 30,187,615 shares outstanding as of that date. Net tangible book value per share is determined by dividing such number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities. Assuming the sale by us of 6,585,000 of common stock offered hereby and after deducting the placement agent’s fees, estimated offering expenses payable by us and the non-accountable expense allowance payable to the placement agent, our net tangible book value as of June 30, 2007 would have been approximately $73,320,335, or $1.99 per share after giving pro forma effect to the offering. This represents an immediate increase in net tangible book value of $1.40 per share to our existing stockholders and an immediate dilution of $7.01 per share to new investors purchasing shares offered hereby.
     The following table illustrates the per share dilution:

Public offering price per share		$9.00
Net tangible book value per share as of June 30, 2007	$0.59
Increase per share attributable to new investors	$1.40
As adjusted net tangible book value per share after the offering		$1.99

Dilution per share to new investors		$7.01
     The following table sets forth, as of June 30, 2007, after giving pro forma effect to the offering, the number of shares of common stock purchased from us by our existing stockholders and by the new investors, together with the total consideration paid and average price per share paid by each of these groups, before deducting placement agent’s fees, estimated offering expenses and the non-accountable expense allowance payable to the placement agent.

	Shares			Total		Average
	Purchased			Consideration		Price
	Number		Percent	Amount	Percent	Per Share
Existing stockholders	30,187,615	(1)	82%	$26,531,900	31%	$0.88
New investors	6,585,000		18%	$59,265,000	69%	9.00
Total	36,772,615		100%	$85,796,900	100%	$2.33

(1)	Excludes 278,000 shares of common stock issued to GTI on September 25, 2007, as described under “Business — GTI Agreements —Other Services.”
     The data in the table above excludes 5,692,500 shares of our common stock reserved for issuance upon the exercise of options granted under our stock incentive plan with a weighted average exercise price of $3.50 per share.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER OR THE PLACEMENT AGENT WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING (203) 569-6400.